September 8, 2008

VIA EDGAR

Securities and Exchange Commission
Office of Registration and Reports
100 F Street, N.E.
Washington, D.C. 20549

Re:	Pioneer Family of Mutual Funds (Each Registrant listed on Attachment A hereto)

Members of the Commission:

In accordance with Rule 17g-1(g)(1) (the “Rule”) of the Investment Company Act of 1940, each of the registrants listed on Attachment A hereby files the attached Amendment (Rider 16) to Bond No. 87002107B (the “Bond”) (Exhibit 99-1) with the Securities and Exchange Commission (the “Commission”).

The sole purpose of this filing is to reflect the deletion of Pioneer Institutional Asset Management, Inc. as a named insured under the Bond. As a result, no documentation other than the attached Amendment (Rider 16) is required to be filed pursuant to the Rule. The remaining documents referred to in the Rule were filed with Commission on October 18, 2007 when the Bond was filed.

Please contact me at 617/517-8996 should you have any questions or require additional information.

Very truly yours,

/s/Carol B. Hannigan
Carol B. Hannigan
Fund Governance Director

Enclosures

CC:     Dorothy E. Bourassa
    Terrence J. Cullen

Attachment A

Registrant	Investment Company Act Registration Number
Pioneer Bond Fund	811-02864
Pioneer Diversified High Income Trust	811-22014
Pioneer Emerging Markets Fund	811-08448
Pioneer Equity Income Fund	811-08657
Pioneer Equity Opportunity Fund	811-21623
Pioneer Floating Rate Trust	811-21654
Pioneer Fund	811-01466
Pioneer Fundamental Growth Fund	811-21108
Pioneer Growth Shares	811-01604
Pioneer High Income Trust	811-21043
Pioneer High Yield Fund	811-09685

Pioneer Ibbotson Asset Allocation Series, a series trust consisting of:
Pioneer Ibbotson Aggressive Allocation Fund
Pioneer Ibbotson Conservative Allocation Fund
Pioneer Ibbotson Growth Allocation Fund
Pioneer Ibbotson Moderate Allocation Fund
811-21569
Pioneer Independence Fund	811-08547
Pioneer Interest Shares	811-02239
Pioneer International Equity Fund	811-07733
Pioneer Mid Cap Growth Fund	811-03564
Pioneer Mid Cap Value Fund	811-06106
Pioneer Money Market Trust, a series fund consisting of: Pioneer Cash Reserves Fund	811-05099
Pioneer Municipal & Equity Income Trust formerly Pioneer Tax Advantaged Balanced Trust	811-21448
Pioneer Municipal High Income Trust	811-21321
Pioneer Municipal High Income Advantage Trust	811-21409
Pioneer Protected Principal Trust, as series trust consisting of: Pioneer Protected Principal Plus Fund Pioneer Protected Principal Plus Fund II	811-21163
Pioneer Real Estate Shares	811-07870
Pioneer Research Fund	811-09585
Pioneer Select Growth Fund (formerly known as Pioneer Select Equity Fund)	811-21452
Pioneer Select Value Fund	811-21530

Pioneer Series Trust I, a series trust consisting of: Pioneer Oak Ridge Large Cap Growth Fund Pioneer Oak Ridge Small Cap Growth Fund	811-21425

Pioneer Series Trust II, a series trust consisting of:
Pioneer Am Pac Growth Fund
Pioneer AMT Free CA Municipal Bond Fund
Pioneer AMT Free Municipal Fund
Pioneer Growth Leaders Fund
Pioneer Growth Opportunities Fund
Pioneer Small and Mid Cap Growth Fund
Pioneer Tax Free Money Market Fund
811-21460
Pioneer Series Trust III, a series trust consisting of:	811-21664
Pioneer Cullen Value Fund

Pioneer Series Trust IV, a series trust consisting of:
Pioneer Classic Balanced Fund
Pioneer Government Income Fund
Pioneer Institutional Money Market Fund
Pioneer International Core Equity Fund
Pioneer Treasury Reserves Fund
811-21781

Pioneer Series Trust V, a series trust consisting of:
Pioneer Global Select Equity Fund
Pioneer High Income Municipal Fund
Pioneer Oak Ridge All Cap Growth Fund
Pioneer Select Research Growth Fund
Pioneer Select Research Value Fund
811-21823
Pioneer Series Trust VI, a series trust consisting of: Pioneer Floating Rate Fund	811-21978
Pioneer Series Trust VII, a series trust consisting of: Pioneer Global High Yield Fund	811-10395
Pioneer Series Trust VIII, a series trust consisting of: Pioneer International Value Fund	811-07318
Pioneer Series Trust IX, a series trust consisting of: Pioneer Europe Select Equity Fund	811-06151
Pioneer Short Term Income Fund	811-21558
Pioneer Small Cap Value Fund	811-07985
Pioneer Strategic Income Fund	811-09223
Pioneer Tax Free Income Fund	811-02704
Pioneer Value Fund	811-01835
Pioneer Variable Contracts Trust, a series trust consisting of:	811-08786
Pioneer America Income VCT Portfolio
Pioneer Bond VCT Portfolio
Pioneer Core Bond VCT Portfolio
Pioneer Cullen Value VCT Portfolio
Pioneer Emerging Markets VCT Portfolio
Pioneer Equity Income VCT Portfolio
Pioneer Equity Opportunity VCT Portfolio
Pioneer Fund VCT Portfolio
Pioneer Global High Yield VCT Portfolio
Pioneer Growth Opportunities VCT Portfolio
Pioneer Growth Shares VCT Portfolio
Pioneer High Yield VCT Portfolio
Pioneer Ibbotson Aggressive Allocation VCT Portfolio
Pioneer Ibbotson Growth Allocation VCT Portfolio

Pioneer Ibbotson Moderate Allocation VCT Portfolio
Pioneer International Value VCT Portfolio
Pioneer Mid Cap Value VCT Portfolio
Pioneer Money Market VCT Portfolio
Pioneer Oak Ridge Large Cap Growth VCT Portfolio
Pioneer Real Estate Shares VCT Portfolio
Pioneer Small and Mid Cap Growth VCT Portfolio
Pioneer Small Cap Value VCT Portfolio
Pioneer Strategic Income VCT Portfolio
Pioneer Value VCT Portfolio